UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-35105

PRIME ACQUISITION CORP.

(Translation of registrant’s name into English)

No. 322, Zhongshan East Road

Shijiazhuang

Hebei Province, 050011

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard.

On March 4, 2013, the Prime Acquisition Corp. (the “Company”) received a letter from the Listing Qualifications Department of The NASDAQ Stock Market LLC (“Nasdaq”) stating that Nasdaq’s staff (the “Staff”) had determined that the Company was not in compliance with Listing Rule 5550(a)(3) (the “Rule”). On May 17, 2013 the Nasdaq staff advised the Company that trading of the Company’s securities would be suspended unless the Company requested a hearing, which the Company did request on May 23, 2013 and which hearing was held on July 11, 2013.

On August 1, 2013, the Company issued a press release announcing that on July 31 ,2013 the Company received a letter from the Listing Qualifications Department of Nasdaq stating that Nasdaq’s Hearings Panel had determined to continue the listing of the Company’s shares, subject to certain conditions.

The full text of the press release is set forth in Exhibit 99.1 attached hereto.

Exhibits

Exhibit No.	Description
99.1	Prime Acquisition Corp. Press Release, dated August 1, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 1, 2013	PRIME ACQUISITION CORP.

	By:	/s/ Diana Chia-Huei Liu
Name: Diana Chia-Huei Liu
Title: Chief Executive Officer